News Release
Republic First Bancorp, Inc.
April 25, 2019

REPUBLIC FIRST BANCORP, INC. REPORTS FIRST QUARTER FINANCIAL RESULTS
DEPOSITS INCREASE BY 17% AND LOANS GROW 18%

Philadelphia, PA, April 25, 2019 (GlobeNewswire) – Republic First Bancorp, Inc. (NASDAQ: FRBK), the holding company for Republic Bank, today announced its financial results for the period ended March 31, 2019.

Q1-2019 Highlights

●	Total deposits increased by $356 million, or 17%, to $2.5 billion as of March 31, 2019 compared to $2.1 billion as of March 31, 2018.

●
New stores opened since the beginning of the “Power of Red is Back” expansion campaign are currently growing deposits at an average rate of $27 million per year, while the average deposit growth for all stores over the last twelve months was approximately $14 million per store.

●	Total loans grew $226 million, or 18%, to $1.5 billion as of March 31, 2019 compared to $1.3 billion at March 31, 2018.

●	Expansion into New York City is moving forward. Construction began on our first store located on the corner of 14th & 5th in Manhattan and is expected to open early this summer.

●	Net income declined to $0.4 million, or $0.01 per share, for the quarter ended March 31, 2019 compared to $1.8 million, or $0.03 per share for the quarter ended March 31, 2018.

“The Power of Red is Back” expansion strategy continues to build momentum throughout our footprint. Our newest store in Lumberton, NJ, which opened during the first quarter, has welcomed hundreds of new FANS since its grand opening weekend. As recently announced, Republic Bank is also moving forward with plans to expand into New York City. Sites for several new stores have been identified in Manhattan with two or more stores projected to open during 2019.

Net income before tax has consistently improved over the past five years despite the significant investments required to execute our growth and expansion strategy. However, net income in the first quarter of 2019 was impacted by a combination of factors including compression in the net interest margin as a result of a flattening yield curve and the opening of three new stores within a three month period. In addition, we’ve begun to incur costs related to the expansion into New York City for new store locations, along with the hiring of a management and lending team for this new market. Regardless of the challenges effecting profitability, deposits and loans continue to grow at levels significantly above industry standards.

Vernon W. Hill, II, Chairman of Republic First Bancorp said:

“The Power of Red is Back growth campaign continues to deliver strong growth in assets, loans and deposits as we move into 2019. Our highly anticipated expansion into New York City is set to begin by mid-year with the opening of our first store location at 14th & 5th. Net income declined during the first quarter as we struggle with the impact of a challenging interest rate environment and a flattening yield curve. In addition, we’re now absorbing the up-front costs necessary to initiate our expansion into New York City.  However, this will not affect our commitment to deliver best in class service across all delivery channels…..in-store, by phone, online and mobile options....as we strive to create new FANS each and every day.”
Harry D. Madonna, President and Chief Executive Officer of Republic First Bancorp added:

“We continue to add top talent to successfully execute our growth and expansion strategy. Building a strong team is a vital factor in delivering on our commitment to outstanding customer service. We’ve had tremendous success attracting strong leaders in our Metro Philadelphia footprint. We are extremely pleased with the team we’ve been able to recruit as we embark on our expansion effort in New York City.”

A summary of the financial results for the period ended March 31, 2019 can be found in the following table:

	Three Months Ended
($ in millions, except per share data)	03/31/19	03/31/18	% Change

Assets	$ 2,805.1	$ 2,471.5	13%
Loans	1,477.1	1,250.9	18%
Deposits	2,479.0	2,123.5	17%
Total Revenue	$ 24.2	$ 22.7	7%
Income Before Tax	0.5	2.1	(76%)
Net Income	0.4	1.8	(76%)
Net Income per Share	$ 0.01	$ 0.03	(67%)

Financial Highlights for the Period Ended March 31, 2019

●	Total assets increased by $334 million, or 13%, to $2.8 billion as of March 31, 2019 compared to $2.5 billion as of March 31, 2018.

●
Demand deposits represent the fastest growing segment of the Company’s deposit base. These deposits grew by $336 million to $1.6 billion over the last 12 months, including growth of 13% in non-interest bearing demand deposit balances.

●	We have twenty-six convenient store locations open today. During the first quarter of 2019 we opened a new store in Lumberton, NJ. Construction is ongoing on a site in Feasterville, PA. There are also multiple sites in various stages of development for future store locations.

●	Expansion into New York City is set to begin in 2019. Construction has begun on the first store location at 14th & 5th in Manhattan. We plan to open two or more new stores in Manhattan during 2019.

●
Net income declined to $0.4 million, or $0.01 per share, for the three months ended March 31, 2019 compared to $2.2 million, or $0.04 per share for the three months ended December 31, 2018 and $1.8 million, or $0.03 per share, for the three months ended March 31, 2018.

●	The net interest margin decreased by 23 basis points to 3.00% for the three months ended March 31, 2019 compared to 3.23% for the three months ended March 31, 2018.

●	Asset quality continues to improve. The ratio of non-performing assets to total assets declined to 0.60% as of March 31, 2019 compared to 0.85% as of March 31, 2018.

●
The Company’s residential mortgage division, Oak Mortgage, is serving the home financing needs of customers throughout its footprint. The Oak Mortgage team has originated more than $350 million in mortgage loans over the last twelve months.

●
Meeting the needs of small business customers continued to be an important part of the Company’s lending strategy.  More than $7 million in new SBA loans were originated during the three month period ended March 31, 2019. Republic Bank continues to be a top SBA lender in our market area based on the dollar volume of loan originations.

●	The Company’s Total Risk-Based Capital ratio was 14.40% and Tier I Leverage Ratio was 9.18% at March 31, 2019.

●	Book value per common share increased to $4.22 as of March 31, 2019 compared to $3.99 as of March 31, 2018.

Income Statement

The major components of the income statement are as follows (dollars in thousands, except per share data):

	Three Months Ended
	03/31/19	03/31/18	% Change
Total Revenue	$ 24,166	$ 22,651	7%
Provision for Loan Losses	300	400	(25%)
Non-interest Expense	23,348	20,102	16%
Income Before Taxes	518	2,149	(76%)
Provision for Taxes	92	372	(75%)
Net Income	426	1,777	(76%)
Net Income per Share	$ 0.01	$ 0.03	(67%)

The Company reported net income of $426 thousand, or $0.01 per share, for the three month period ended March 31, 2019, compared to $1.8 million, or $0.03 per share, for the three month period ended March 31, 2018.

Interest income increased by $4.6 million, or 22%, to $25.5 million for the quarter ended March 31, 2019 compared to $20.9 million for the quarter ended March 31, 2018. The increase in interest income is attributable to the growth in interest-earning assets over the last twelve months driven by the Company’s “Power of Red is Back” expansion strategy. However, interest expense increased by $3.6 million, or 129%, to $6.4 million for the quarter ended March 31, 2019 compared to $2.8 million for the quarter ended March 31, 2018. The increase in interest expense was driven by increases in the fed funds rate during 2018 which resulted in a higher cost of funds on deposit balances and led to compression in the net interest margin. The net interest margin for the three month period ended March 31, 2019 decreased by 23 basis points to 3.00% compared to 3.23% for the three month period ended March 31, 2018.

Non-interest income increased by $0.5 million, or 11%, to $5.0 million for the three month period ended March 31, 2019, compared to $4.5 million for the three month period ended March 31, 2018. The increase is primarily attributable to higher service fees on deposit accounts which is driven by growth in deposit balances and an increase in the number of deposit accounts.

Non-interest expenses increased by 16%, to $23.3 million during the quarter ended March 31, 2019 compared to $20.1 million during the quarter ended March 31, 2018. The growth in expenses were mainly caused by an increase in salaries and employee benefits driven by annual merit increases along with increased staffing levels related to our growth and expansion strategy. Occupancy and equipment expenses associated with the growth strategy also contributed to the increase in non-interest expenses. The Company has started to incur costs related to the expansion into the New York market as we begin to hire a management and lending team and commence rent payments for the build out of our store locations.

The provision for income taxes was $92 thousand for the three month period ended March 31, 2019 compared to a provision for income taxes in the amount of $372 thousand for the three month period ended March 31, 2018.

Balance Sheet

The major components of the balance sheet are as follows (dollars in thousands):

Description	03/31/19	03/31/18	% Change	12/31/18	% Change

Total assets	$ 2,805,060	$ 2,471,464	13%	$ 2,753,279	2%
Total loans (net)	1,469,186	1,244,262	18%	1,427,983	3%
Total deposits	2,478,953	2,123,451	17%	2,392,867	4%

Total assets increased by $333.6 million, or 13%, as of March 31, 2019 when compared to March 31, 2018.  Deposits grew by $355.5 million to $2.5 billion as of March 31, 2019 compared to $2.1 billion as of March 31, 2018. The number of deposit accounts has grown by 27% during the past twelve months. The strong growth in assets, loans and deposits has been driven by the addition of new stores and the successful execution of the Company’s aggressive growth strategy referred to as “The Power of Red is Back.”

Deposits

Deposits by type of account are as follows (dollars in thousands):

Description	03/31/19	03/31/18	% Change	12/31/18	% Change	1st Qtr 2019 Cost of Funds

Demand noninterest-bearing	$ 525,645	$ 464,383	13%	$ 519,056	1%	0.00%
Demand interest-bearing	1,101,129	826,726	33%	1,042,561	6%	1.43%
Money market and savings	691,351	703,263	(2%)	676,993	2%	0.87%
Certificates of deposit	160,828	129,079	25%	154,257	4%	1.65%
Total deposits	$ 2,478,953	$2,123,451	17%	$ 2,392,867	4%	0.99%

Deposits increased to $2.5 billion at March 31, 2019 compared to $2.1 billion at March 31, 2018 as the Company moves forward with its growth strategy to increase the number of stores and expand the reach of its banking model which focuses on high levels of customer service and convenience and drives the gathering of low-cost, core deposits. The Company recognized strong growth in demand deposit balances, including an increase in non-interest bearing demand deposits of 13%, year over year as a result of the successful execution of its strategy.

Lending

Loans by type are as follows (dollars in thousands):

Description	03/31/19	% of Total	03/31/18	% of Total	12/31/18	% of Total

Commercial real estate	$ 527,004	36%	$ 467,585	37%	$ 515,738	36%
Construction and land development	124,124	8%	118,607	10%	121,042	8%
Commercial and industrial	204,637	14%	189,420	15%	200,423	14%
Owner occupied real estate	376,845	26%	315,418	25%	367,895	26%
Consumer and other	92,728	6%	78,834	6%	91,136	6%
Residential mortgage	151,748	10%	81,048	7%	140,364	10%
Gross loans	$1,477,086	100%	$1,250,912	100%	$1,436,958	100%

Gross loans increased by $226 million, or 18%, to $1.5 billion at March 31, 2019 compared to $1.3 billion at March 31, 2018 as a result of the steady flow in quality loan demand over the last twelve months and continued success with the relationship banking model. The Company experienced strong growth across all loan categories.

Asset Quality

The Company’s asset quality ratios are highlighted below:

	Three Months Ended
	03/31/19	12/31/18	03/31/18

Non-performing assets / capital and reserves	7%	7%	9%
Non-performing assets / total assets	0.60%	0.60%	0.85%
Quarterly net loan charge-offs / average loans	0.28%	0.02%	0.77%
Allowance for loan losses / gross loans	0.53%	0.60%	0.53%
Allowance for loan losses / non-performing loans	74%	83%	47%

The percentage of non-performing assets to total assets decreased to 0.60% at March 31, 2019, compared to 0.85% at March 31, 2018.  The ratio of non-performing assets to capital and reserves decreased to 7% at March 31, 2019 compared to 9% at March 31, 2018 primarily as a result of decreases in non-performing assets over the last 12 months.

Capital

The Company’s capital ratios at March 31, 2019 were as follows:

	Actual 03/31/19 Bancorp	Actual 03/31/19 Bank	Regulatory Guidelines “Well Capitalized”

Leverage Ratio	9.18%	8.05%	5.00%
Common Equity Ratio	13.37%	12.25%	6.50%
Tier 1 Risk Based Capital	13.97%	12.25%	8.00%
Total Risk Based Capital	14.40%	12.69%	10.00%
Tangible Common Equity	8.69%	7.84%	n/a

Total shareholders’ equity increased to $248 million at March 31, 2019 compared to $234 million at March 31, 2018. Book value per common share increased to $4.22 at March 31, 2019 compared to $3.99 per share at March 31, 2018.

Analyst and Investor Call

An analyst and investor call will be held on the following date and time:

Date:	April 25, 2019
Time:	10:00am (EDT)
From the U.S. dial:	(888) 771-4371 [Toll Free] or (847) 585-4405
Participant Pin:	48571782#

An operator will assist you in joining the call.

About Republic Bank

Republic Bank, a subsidiary of Republic First Bancorp, Inc., is a full-service, state-chartered commercial bank, whose deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation (FDIC). The Bank provides diversified financial products through its twenty-six stores located in the Greater Philadelphia and Southern New Jersey market place.  Republic Bank stores are open 7 days a week, 361 days a year, with extended lobby and drive-thru hours providing customers with the most convenient hours compared to any bank in its market.  The Bank offers free checking, free coin counting, ATM/Debit cards issued on the spot and access to more than 55,000 surcharge free ATMs worldwide via the Allpoint Network. The Bank also offers a wide range of residential mortgage products through its mortgage division which does business under the name of Oak Mortgage Company. For more information about Republic Bank, visit www.myrepublicbank.com.

Forward Looking Statements

The Company may from time to time make written or oral “forward-looking statements”, including statements contained in this release and in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein, are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements.  For example, risks and uncertainties can arise with changes in: general economic conditions, including turmoil in the financial markets and related efforts of government agencies to stabilize the financial system; the adequacy of our allowance for loan losses and our methodology for determining such allowance; adverse changes in our loan portfolio and credit risk-related losses and expenses; concentrations within our loan portfolio, including our exposure to commercial real estate loans, and to our primary service area; changes in interest rates; business conditions in the financial services industry, including competitive pressure among financial services companies, new service and product offerings by competitors, price pressures and similar items; deposit flows; loan demand; the regulatory environment, including evolving banking industry standards, changes in legislation or regulation; impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act; our securities portfolio and the valuation of our securities; accounting principles, policies and guidelines as well as estimates and assumptions used in the preparation of our financial statements; rapidly changing technology; litigation liabilities, including costs, expenses, settlements and judgments; and other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services.  You should carefully review the risk factors described in the Form 10-K for the year ended December 31, 2018 and other documents the Company files from time to time with the Securities and Exchange Commission. The words “would be,” “could be,” “should be,” “probability,” “risk,” “target,” “objective,” “may,” “will,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and similar expressions or variations on such expressions are intended to identify forward-looking statements. All such statements are made in good faith by the Company pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company, except as may be required by applicable law or regulations.

Source:	Republic First Bancorp, Inc.

Contact:	Frank A. Cavallaro, CFO
(215) 735-4422

Republic First Bancorp, Inc.
Consolidated Balance Sheets
(Unaudited)

	March 31,	December 31,	March 31,
(dollars in thousands, except per share amounts)	2019	2018	2018

ASSETS
Cash and due from banks	$31,511	$35,685	$21,927
Interest-bearing deposits and federal funds sold	54,394	36,788	9,142
Total cash and cash equivalents	85,905	72,473	31,069

Securities - Available for sale	287,694	321,014	519,692
Securities - Held to maturity	742,435	761,563	519,295
Restricted stock	2,097	5,754	5,435
Total investment securities	1,032,226	1,088,331	1,044,422

Loans held for sale	15,742	26,291	25,653

Loans receivable	1,477,086	1,436,598	1,250,912
Allowance for loan losses	(7,900)	(8,615)	(6,650)
Net loans	1,469,186	1,427,983	1,244,262

Premises and equipment	94,390	87,661	77,153
Other real estate owned	6,088	6,223	6,966
Other assets	101,523	44,335	41,939

Total Assets	$2,805,060	$2,753,297	$2,471,464

LIABILITIES
Non-interest bearing deposits	$525,645	$519,056	$464,383
Interest bearing deposits	1,953,308	1,873,811	1,659,068
Total deposits	2,478,953	2,392,867	2,123,451

Short-term borrowings	-	91,422	93,915
Subordinated debt	11,260	11,259	11,254
Other liabilities	66,462	12,560	8,770

Total Liabilities	2,556,675	2,508,108	2,237,390

SHAREHOLDERS' EQUITY
Common stock - $0.01 par value	593	593	592
Additional paid-in capital	270,155	269,147	267,313
Accumulated deficit	(8,290)	(8,716)	(15,566)
Treasury stock at cost	(3,725)	(3,725)	(3,725)
Stock held by deferred compensation plan	(183)	(183)	(183)
Accumulated other comprehensive loss	(10,165)	(11,927)	(14,357)

Total Shareholders' Equity	248,385	245,189	234,074

Total Liabilities and Shareholders' Equity	$2,805,060	$2,753,297	$2,471,464

Republic First Bancorp, Inc.
Consolidated Statements of Income
(Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
(in thousands, except per share amounts)	2019	2018	2018

INTEREST INCOME
Interest and fees on loans	$17,800	$17,555	$14,269
Interest and dividends on investment securities	7,383	7,279	6,458
Interest on other interest earning assets	336	459	172
Total interest income	25,519	25,293	20,899

INTEREST EXPENSE
Interest on deposits	6,014	5,103	2,598
Interest on borrowed funds	365	210	185
Total interest expense	6,379	5,313	2,783

Net interest income	19,140	19,980	18,116
Provision for loan losses	300	600	400

Net interest income after provision for loan losses	18,840	19,380	17,716

NON-INTEREST INCOME
Service fees on deposit accounts	1,612	1,589	1,175
Mortgage banking income	2,220	2,285	2,186
Gain on sale of SBA loans	502	451	992
Gain (loss) on sale of investment securities	322	(66)	-
Other non-interest income	370	629	182
Total non-interest income	5,026	4,888	4,535

NON-INTEREST EXPENSE
Salaries and employee benefits	12,359	11,351	10,645
Occupancy and equipment	4,096	3,410	3,470
Legal and professional fees	707	642	759
Foreclosed real estate	337	707	311
Regulatory assessments and related fees	421	417	467
Other operating expenses	5,428	5,530	4,450
Total non-interest expense	23,348	22,057	20,102

Income before benefit for income taxes	518	2,211	2,149

Provision for income taxes	92	54	372

Net income	$426	$2,157	$1,777

Net Income per Common Share
Basic	$0.01	$0.04	$0.03
Diluted	$0.01	$0.04	$0.03

Average Common Shares Outstanding
Basic	58,805	58,789	57,100
Diluted	59,587	59,672	58,370

Republic First Bancorp, Inc.
Average Balances and Net Interest Income
(unaudited)

(dollars in thousands)	For the three months ended March 31, 2019			For the three months ended December 31, 2018			For the three months ended March 31, 2018

		Interest			Interest			Interest
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Interest-earning assets:

Federal funds sold and other
interest-earning assets	$ 55,369	$ 336	2.46%	$ 80,416	$ 459	2.26%	$ 40,425	$ 172	1.73%
Securities	1,085,910	7,420	2.73%	1,068,065	7,315	2.74%	1,015,605	6,487	2.55%
Loans receivable	1,468,640	17,911	4.95%	1,427,260	17,660	4.91%	1,235,124	14,365	4.72%
Total interest-earning assets	2,609,919	25,667	3.99%	2,575,741	25,434	3.92%	2,291,154	21,024	3.72%

Other assets	190,855			134,411			127,001

Total assets	$2,800,774			$2,710,152			$2,418,155

Interest-bearing liabilities:

Demand non interest-bearing	$ 512,172			$ 528,568			$ 431,234
Demand interest-bearing	1,113,758	3,938	1.43%	1,073,140	3,192	1.18%	893,530	1,257	0.57%
Money market & savings	675,506	1,452	0.87%	702,322	1,444	0.82%	687,818	972	0.57%
Time deposits	153,832	624	1.65%	133,675	467	1.39%	129,897	369	1.15%
Total deposits	2,455,268	6,014	0.99%	2,437,705	5,103	0.83%	2,142,479	2,598	0.49%

Total interest-bearing deposits	1,943,096	6,014	1.26%	1,909,137	5,103	1.06%	1,711,245	2,598	0.62%

Other borrowings	46,969	365	3.15%	24,354	210	3.42%	40,552	185	1.85%
			.

Total interest-bearing liabilities	1,990,065	6,379	1.30%	1,933,491	5,313	1.09%	1,751,797	2,783	0.64%
Total deposits and
other borrowings	2,502,237	6,379	1.03%	2,462,059	5,313	0.86%	2,183,031	2,783	0.52%

Non interest-bearing liabilities	52,037			9,690			9,540
Shareholders' equity	246,500			238,403			225,584
Total liabilities and
shareholders' equity	$2,800,774			$2,710,152			$2,418,155

Net interest income		$19,288			$20,121			$18,241
Net interest spread			2.69%			2.83%			3.08%

Net interest margin			3.00%			3.10%			3.23%

Note: The above tables are presented on a tax equivalent basis.

Republic First Bancorp, Inc.
Summary of Allowance for Loan Losses and Other Related Data
(unaudited)

		Three months ended
	March 31,	December 31,	March 31,
(dollars in thousands)	2019	2018	2018

Balance at beginning of period	$8,615	$8,084	$8,599

Provision charged to operating expense	300	600	400
	8,915	8,684	8,999

Recoveries on loans charged-off:
Commercial	1	5	-
Consumer	1	-	-
Total recoveries	2	5	-

Loans charged-off:
Commercial	(929)	(68)	(2,151)
Consumer	(88)	(6)	(198)

Total charged-off	(1,017)	(74)	(2,349)

Net charge-offs	(1,015)	(69)	(2,349)

Balance at end of period	$7,900	$8,615	$6,650

Net charge-offs as a percentage
of average loans outstanding	0.28%	0.02%	0.77%

Allowance for loan losses as a percentage
of period-end loans	0.53%	0.60%	0.53%

Republic First Bancorp, Inc.
Summary of Non-Performing Loans and Assets
(unaudited)

	March 31,	December 31,	September 30,	June 30,	March 31,
(dollars in thousands)	2019	2018	2018	2018	2018

Non-accrual loans:
Commercial real estate	$8,096	$9,463	$12,661	$13,297	$13,322
Consumer and other	836	878	818	809	810
Total non-accrual loans	8,932	10,341	13,479	14,106	14,132

Loans past due 90 days or more
and still accruing	1,744	-	-	-	-

Total non-performing loans	10,676	10,341	13,479	14,106	14,132

Other real estate owned	6,088	6,223	6,768	6,559	6,966

Total non-performing assets	$16,764	$16,564	$20,247	$20,665	$21,098

Non-performing loans to total loans	0.72%	0.72%	0.98%	1.07%	1.13%

Non-performing assets to total assets	0.60%	0.60%	0.76%	0.81%	0.85%

Non-performing loan coverage	74.00%	83.31%	59.97%	53.64%	47.06%

Allowance for loan losses as a percentage
of total period-end loans	0.53%	0.60%	0.59%	0.57%	0.53%

Non-performing assets / capital plus
allowance for loan losses	6.54%	6.53%	8.30%	8.51%	8.76%